Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, 2007

(Unaudited)

Ratio of earnings to fixed charges
(Dollars in millions)

Earnings(a)	$2,608
Plus
Interest included in expense	5,317
One-third of rental expense(b)	87
Adjusted “earnings”	$8,012

Fixed charges
Interest included in expense	$5,317
Interest capitalized	20
One-third of rental expense(b)	87
Total fixed charges	$5,424

Ratio of earnings to fixed charges	1.48

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.